Meta Data Limited

Flat H3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street

Sha Tin New Territories, Hong Kong

October 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Brian Fetterolf
Jennifer López Molina
Keira Nakada
Linda Cvrkel

Re:	Meta Data Ltd Annual Report on Form 20-F for the Fiscal Year Ended August 31, 2022 Filed December 30, 2022 Response dated August 16, 2023 File No. 001-38430

Ladies and Gentlemen:

Meta Data Limited (the “Company”, “AIU,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 10, 2023 regarding our Form 20-F for fiscal year ended August 31, 2022 and our response letter dated August 16, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Response Letter dated August 16, 2023

Transfers Between Our Company and Our Subsidiaries, page 1

1.	We note your response to comment 1, as well as your revised disclosure Please revise to identify the particular entities that transferred and received the relevant cash transfers that you quantify.

Response: In response to the Staff’s comment, we propose to revise the following disclosures (revisions in italic):

Transfers Between Our Company and Our Subsidiaries

As of the date of this amendment to the annual report, our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

During the fiscal years ended August 31, 2022 and 2021, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As set forth in the tables below, intercompany receivables were cash transferred from Meta Data (for example) to other entities that are consolidated, while intercompany payables were cash received by Meta Data (for example). There is no tax consequence arising from the cash transfer. Please refer to Note 2(d) to the Consolidated Financial Statements – Consolidated of variable interest entities – for a more detailed description in regard to these matters.

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Meta Data, the former VIEs and their subsidiaries, the former WFOE that is the primary beneficiary of the former VIEs, of which assets and liabilities are classified as discontinued operation, and an aggregation of other entities that are consolidated as of August 31, 2022 and 2021. As illustrated in the table below, Meta Data Limited transferred RMB173.6 million and RMB2.1 billion to its wholly owned subsidiary, Onesmart Edu (HK) Limited as of August 31, 2022 and 2021, respectively, while its wholly owned subsidiary, Shanghai Jingrui Education Technology Group Co., Ltd, transferred nil and RMB0.2 billion to Meta Data Limited as of August 31, 2022 and 2021, respectively.

	As of August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta Data	Consolidated
	consolidated	of the VIE	subsidiaries	Ltd.	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	22,734	-	-	173,602	196,336
Current assets excluding intercompany receivables	200,902	18,354	106,629	15,669	341,554
Current assets	223,636	18,354	106,629	189,271	537,890
Non-current assets excluding investment in subsidiaries	-	-	-	-
Non-current assets	-	-	-	-	-
Total assets	223,636	18,354	106,629	189,271	537,890
Intercompany payables	196,336	-	-	-	196,336
Current liabilities excluding intercompany payables	25,979	18,264	4,939,851	499,785	5,483,879
Current liabilities	222,315	18,264	4,939,851	499,785	5,680,215
Non-current liabilities	-	-	-	241,115	241,115
Total liabilities	222,315	18,264	4,939,851	740,900	5,921,330
Total shareholders’ equity (net assets)	1,321	90	(4,833,222)	(551,629)	(5,383,440)

	As of August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	3,670,240	3,608,176	6,275,233	2,081,389	-
Current assets excluding intercompany receivables	6,239	59,187	293,021	107,771	466,218
Current assets	3,676,479	3,667,363	6,568,254	2,189,160	466,218
Non-current assets excluding investment in subsidiaries	191	15,038	21,726	-	36,955
Non-current assets	191	15,038	21,726	-	36,955
Total assets	6,430	74,225	314,747	107,771	503,173
Intercompany payables	5,301,895	3,208,560	6,878,456	246,127	-
Current liabilities excluding intercompany payables	3,613	4,370	4,295,643	413,951	4,717,577
Current liabilities	5,305,508	3,212,930	11,174,099	660,078	4,717,577
Non-current liabilities	22,643	-	158,084	226,114	406,841
Total liabilities	26,256	4,370	4,453,727	640,065	5,124,418
Total shareholders’ equity (net assets)	(19,826)	69,855	(4,138,980)	(532,294)	(4,621,245)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Meta Data, the former VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the former VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	14,605	-	-	-	14,605
Cost of revenues	(12,787)	-	-	-	(12,787)
Gross profit	1,818	-	-	-	1,818
Operating expenses	(418)	-	-	(367,698)	(368,116)
Income (loss) from operations	1,400	-	-	(367,698)	(366,298)
Other expenses	(79)	-	-	(50,930)	(51,009)
Income (loss) before income taxes	1,321	-	-	(418,628)	(417,307)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	1,321	-	-	(418,628)	(417,307)

Net income (loss) from discontinuing operations	-	(470,413)	(312,272)	-	(782,685)

	For the years ended August 31, 2021
		WFOE
	Other entities	that is the primary
	that are	beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Operating expenses	-	-	-	(62,602)	(62,602)
Income (loss) from operations	-	-	-	(62,602)	(62,602)
Other expenses	-	-	-	(47,312)	(47,312)
Income (loss) before income taxes	-	-	-	(109,914)	(109,914)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	-	-	-	(109,914)	(109,914)
Net income (loss) from discontinuing operations	(2,442)	(165,383)	(4,747,755)	-	(4,915,580)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Meta Data, the VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2021 and 2022.

	For the years ended August 31, 2022
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	200,902	-	-	(253,029)	(52,127)
Net cash provided by (used in) operating activities from discontinuing operations	-	(53,524)	(196,293)	-	(249,817)
Net cash used in investing activities from continuing operations			-	58,965	58,965
Net cash used in investing activities from discontinuing operations			20,750	-	20,750
Net cash provided by (used in) financing activities from continuing operations	-	-	-	211,361	211,361
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(55,110)	-	(55,110)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(54,983)	(54,983)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	49,622	-	49,622
Net increase (decrease) in cash and restricted cash	200,902	(53,524)	(181,031)	(37,686)	(71,339)
Cash and restricted cash from continuing and discontinued operations, beginning of year	-	57,926	287,521	39,196	384,643
Cash and restricted cash from continuing and discontinued operations, end of year	200,902	4,402	106,490	1,510	313,304

	For the years ended August 31, 2021
		WFOE
	Other	that is the
	entities	primary
	that are	beneficiary	VIEs and their		Consolidated
	consolidated	of the VIE	subsidiaries	Meta Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	-	-	-	(54,033)	(54,033)
Net cash provided by (used in) operating activities from discontinuing operations	(1,167)	29,266	164,277	-	192,376
Net cash used in investing activities from continuing operations	-	-	-	219,010	219,010
Net cash used in investing activities from discontinuing operations	-	15	(366,972)	-	(366,957)
Net cash provided by (used in) financing activities from continuing operations	-	-	-	(483,965)	(483,965)
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(451,225)	-	(451,225)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(15,848)	(15,848)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	-	-	-
Net increase (decrease) in cash and restricted cash	(1,167)	29,281	(653,920)	(334,836)	(960,642)
Cash and restricted cash from continuing and discontinued operations, beginning of year	11,677	28,645	930,931	374,032	1,345,285
Cash and restricted cash from continuing and discontinued operations, end of year	10,510	57,926	277,011	39,196	384,643

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIEs’ earnings after eliminating VIEs’ accumulated losses and making appropriation of VIEs’ after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIEs’ earnings will be through payment of service fees to Meta Data, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIEs, amount owed by VIEs to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the VIEs.

Dividends, Distributions or Transfers Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business.

Meta HK is permitted under the laws of Hong Kong to provide funding to Meta Data, the holding company incorporated in Cayman Islands through dividend distribution without restrictions on the amount of the funds. Both Meta Data and Meta HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See ” – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on Meta HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Meta Data and adversely affect our business. There are currently no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We do not maintain any funds in mainland China. See ” – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

As of the date of this amendment to the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As of August 31, 2022 and August 31, 2021, Meta Data transferred RMB0.2 billion and RMB2.1 billion to its subsidiaries, respectively, WFOE transferred nil and RMB3.6 billion to the VIEs and its subsidiaries, respectively, the VIEs and its subsidiaries transferred nil and RMB6.3 billion to WFOE and other subsidiaries, respectively, and other subsidiaries transferred RMB22.7 million and RMB3.7 billion to other subsidiaries, respectively. Please refer to Note 2(d) to the Consolidated Financial Statements.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com and Charles Tan, Esq. at ctan@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoming Li
Xiaoming Li
Chief Executive Officer

cc:	Joan Wu, Esq. Charles Tan, Esq.
Hunter Taubman Fischer & Li LLC